SCHEDULE 13D JOINT FILING AGREEMENT

  In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: February 14, 2025


MP ALPHA HOLDINGS LLLP, a Delaware limited liability limited partnership
By: LMM Family Corp.
   its general partner

By: /s/ Stuart A. Miller
Name: Stuart A. Miller
Title: President

LMM FAMILY CORP., a Delaware corporation

By: /s/ Stuart A. Miller
Name: Stuart A. Miller
Title: President

THE MILLER CHARITABLE FUND, LLLP, a Delaware limited liability limited partnership
By: LLM Family Corp., its general
   partner

By: /s/ Stuart A. Miller
Name: Stuart A. Miller
Title: President
